Vivani Medical, Inc.

1350 S. Loop Road

Alameda, CA 94502

May 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana

Re:	Vivani Medical, Inc.
Registration Statement on Form S-3 (File No. 333-278869)
Request for Acceleration of Effective Date

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vivani Medical, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-278869), be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time, on May 3, 2024, or as soon thereafter as possible, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Staff”).

We request that we be notified of such effectiveness by a telephone call to Jacqueline Kaufman of Goodwin Procter LLP at (202) 346 4277 and that such effectiveness also be confirmed in writing.

We understand that the Staff will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Jacqueline Kaufman of Goodwin Procter LLP at the number set forth above.

Very truly yours,

Vivani Medical, Inc.

By:	/s/ Adam Mendelsohn, Ph.D.
Name: Adam Mendelsohn, Ph.D.
Title: Chief Executive Officer

cc:	Adam Johnson, Goodwin Procter LLP Jacqueline Kaufman, Goodwin Procter LLP Swetha Gopalakrishnan, Goodwin Procter LLP